Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	For the years ended December 31,
	2010		2009	2008		2007		2006
(Loss) income before income taxes (a)	$69,039		$(567,770)	$41,809		$91,956		$101,361
Add:
Interest Expense(a)	$15,662		$18,187	$19,832		$16,587		$6,291
Amortization of debt-related expenses	2,871		2,380	1,932		1,723		559
Appropriate portion of rents(b)	7,019		9,297	7,306		5,400		4,280

	25,552		29,864	29,070		23,710		11,130

Earnings available for fixed charges	$94,591		$(537,906)	$70,879		$115,666		$112,491

Fixed Charges:
Interest Expense(a)	$15,662		$18,187	$19,832		$16,587		$6,291
Amortization of debt-related expenses	2,871		2,380	1,932		1,723		559
Appropriate portion of rents(b)	7,019		9,297	7,306		5,400		4,280

Total Fixed Charges	$25,552		$29,864	$29,070		$23,710		$11,130

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(c)(d)	3.70	x	N/M	2.44	x	4.88	x	10.11	x

N/M indicates not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, the Company had accrued interest related to unrecognized tax benefits of $0.3 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.
(d)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.